ING USA ANNUNITY AND LIFE INSURANCE COMPANY
and its Separate Account B

Retirement Solutions – ING Rollover Choice^{SM} Variable Annuity

Supplement dated December 21, 2007 to your current Contract Prospectus dated April 30, 2007, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. **Effective January 28, 2008**, the ING American Funds Bond Portfolio (Class I) and the ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S) will be made available for investment under the contract and classified as accepted funds.

   In addition, the ING American Funds Bond Portfolio may be invested in as a fixed allocation fund. The fund is structured as a master feeder fund that invests directly in shares of underlying funds. The fund may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. The fund is an affiliated fund, and the underlying funds in which it invests may be affiliated as well. The fund's prospectus discloses the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

2. The minimum and maximum total annual fund operating expenses shown in the Contract Prospectus did not change with the addition of the ING American Funds Bond Portfolio and the ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The following information is added to Appendix B – The Funds in the Contract Prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING American Funds Bond Portfolio	ING Investments, LLC **Investment Adviser to the Master Fund:** Capital Research Management Company ("CRMC")	Seeks to maximize your level of current income and preserve your capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Variable Portfolios, Inc. – ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio *WisdomTree^{SM} is a service mark of WisdomTree Investments.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree^{SM} Global High-Yielding Equity Index ("Index"). The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.